

May 24, 2012

<u>Via U.S. Mail</u>
Oscar Gonzalez Rocha
President and Chief Executive Officer
Southern Copper Corporation
1440 East Missouri Avenue, Suite C-175
Phoenix, AZ 85014

      Re: Southern Copper Corporation
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 27, 2012
             File No. 001-14066

Dear Mr. Rocha:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Exploration Activities, page 7</u>

1. We note that you disclose mineralized materials for your Mexicana del Arco Project and that you have recently completed a feasibility study for this project. Please forward to our engineer, as supplemental information and not as part of your filing, the technical report that defines the mineralized materials for your Mexicana del Arco project, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your mineralized materials. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Property Book Value, page 7

2. Supplementally please tell us about the status of your Tia Maria project. For instance, please explain in detail the particular environmental concerns associated with this project and the amount of construction and development work that has been performed on the property.

3. In this regard, we note the statement on page 138 that, with respect to Tia Maria, "the project start-up is now rescheduled to 2015." With a view to clarifying disclosure in future filings, please advise us of the basis for using 2015 as the scheduled year of start-up operations. In this regard, advise us if you believe mining operations or merely further development activities would begin in 2015.

4. Please tell us if you have defined a proven or probable reserve for your Tia Maria project. If so, please forward the most recent technical report in regards to your Tia Maria project to our engineer pursuant to paragraph (c) of Industry Guide 7. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Asset impairments, page 82

5. We note you have capitalized $434 million related to the Tia Maria project through December 31, 2011. We also note your disclosure on page 139 that states if the project is not restarted, project equipment can be used at your other mine locations. Tell us (i) how much of the capitalized costs pertains to equipment and related costs that can continue to be used productively through reassignment to your other mine locations and (ii) how much of the capitalized costs that cannot be used in other locations are considered to be at risk (i.e. unrecoverable) if the project is not restarted.

6. In connection with the comment above, tell us how you considered the following in your impairment testing related to the Tia Maria project: (i) the 2011 suspension operations for approximately four years and (ii) the possibility that the project may never be restarted along with the costs that cannot be reallocated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning the engineering comments, please contact John Coleman, Mining Engineer at 202-551-3610. Please contact Erin Wilson at 202-551-6047 or Jim Lopez at 202-551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining